UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor,

11100 Montevideo, Uruguay

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 29, 2024 titled “Arcos Dorados Reports Strong Comparable Sales for the Fourth Quarter 2023 and Provides Guidance for 2024”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: January 29, 2024

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS STRONG COMPARABLE SALES FOR THE FOURTH QUARTER 2023 AND PROVIDES GUIDANCE FOR 2024

Systemwide comparable sales grew 32.4% in the fourth quarter of 2023, with total revenue1 growing 15.4% versus the prior year quarter

Opened 81 restaurants in 2023 and expect to open 80 to 90 restaurants in 2024, with a pipeline composed of 90% free-standing restaurants

Total Capital Expenditures in 2024 are expected to be $300 million to $350 million

Montevideo, Uruguay, January 29, 2024 – Arcos Dorados Holdings, Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported its systemwide comparable sales growth for the fourth quarter and full year ended December 31, 2023, ahead of its quarterly earnings announcement planned for March 2024. The Company also provided guidance for restaurant openings and total capital expenditures for 2024.

“We had a solid finish to a very strong year. Our Three D’s Strategy of Digital, Delivery and Drive-thru continues to evolve and leverages the Latin American quick service restaurant industry’s largest free-standing restaurant portfolio. Digital channels drove sales growth all year and represented 53% of Arcos Dorados’ systemwide sales in the fourth quarter. Our mobile app has evolved into an e-commerce platform. It allows us to engage with guests to learn their consumption preferences and provide the most compelling value, experience and convenience in the industry. The result was an increase in visit frequency and market share gains across our markets. Growth in Loyalty Program membership, which exceeded three million members at the end of 2023, is just the latest indicator that guests are ‘Lovin’ It’ when it comes to the McDonald’s experience in Latin America and the Caribbean,” said Marcelo Rabach, Arcos Dorados’ Chief Executive Officer.

“We opened more than 80 restaurants last year, remaining focused on free-standing unit openings. This continues to be a structural competitive advantage given the greater adaptability of this restaurant format, compared with the competition’s mostly mall-based restaurant portfolios. The openings pipeline remains robust and we are increasing the number of annual openings to capture the full potential of the McDonald’s Brand in our region.”

1 Revenue refers to unaudited, estimated results as of the time of this press release.

Systemwide Comparable Sales Growth

	Increase / (Decrease)
vs. the prior year period	1Q23	2Q23	3Q23	4Q23	FY 2023
Brazil	13.8%	9.6%	10.8%	6.2%	9.9%
NOLAD	16.6%	10.4%	11.5%	5.4%	10.6%
SLAD	91.8%	82.4%	93.8%	94.7%	90.9%
Total	37.6%	31.5%	37.3%	32.4%	34.6%

Fourth quarter systemwide comparable sales grew solidly on top of very strong results in the prior year period. In Brazil, October sales faced a challenging comparison but rebounded strongly in November and December with double-digit comparable sales growth. NOLAD saw strong results, especially in Mexico and the French West Indies, partially offset by the impact of social unrest in Panama during the quarter. SLAD’s markets performed strongly in the quarter as well. Digital rose nearly 65% in constant currency, including around 50% higher Delivery sales in the quarter. Identifiable sales were 21% of sales in the quarter with the Loyalty Program surpassing 3 million members at year end.

2023 Actual and 2024 Guidance – Openings and Capital Expenditures

Openings and Modernizations

The Company opened 81 Experience of the Future (EOTF) restaurants in 2023, including 72 free-standing units. There were 50 openings in Brazil and an even number of openings between NOLAD and SLAD.

For 2024, the Company expects to open 80 to 90 EOTF restaurants, comprised of about 90% free-standing units.

Capital Expenditures

Total capital expenditures in 20232 were approximately in line with guidance of $350 million, including all openings, modernizations, optimizations and maintenance in the restaurant portfolio as well as the Company’s investments in its Digital platform and back-office systems.

For 2024, the Company projects total capital expenditures of $300 million to $350 million, which it expects to fund with cash on hand and cash generated from operations.

Investor Relations Contact	Media Contact
Dan Schleiniger	David Grinberg
VP of Investor Relations	VP of Corporate Communications
Arcos Dorados	Arcos Dorados
daniel.schleiniger@mcd.com.uy	david.grinberg@mcd.com.uy

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2 Total capital expenditures in 2023 refer to unaudited, estimated results as of the time of this press release.

Definitions:

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis). While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with more than 2,300 restaurants, operated by the Company or by its sub-franchisees, that together employ over 95 thousand people (as of 12/31/2023). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its expectation for revenue generation and its outlook and guidance for 2024. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

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